FORM 6-KA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached March 31, 2009 financial statements have been updated for a clerical error in that a prior period adjustment was not recorded in the March 31, 2009 financial statements, originally filed on September 30, 2009 in Canada.

The error is a result of incorrect closing balances from the March 31, 2008 financial statements being applied to the March 31, 2009 financial statements.  The effect on the previously reported March 31, 2009 financial statements was to increase share capital by $350,452, commitment to issue shares by $329,106 and accumulated deficit during the development stage by $679,558.  There was no effect on working capital, shareholders deficiency, net loss and comprehensive loss, loss per share or cash flow.

Certain of the comparative March 31, 2008 information which related to this error has been updated.

Also, as a result of this clerical error the Company has updated and corrected its March 31, 2009 Management Discussion and Analysis, originally filed September 30, 2009.

The revised information outlined above had no effect on information filed on the Company's 20-F on October 15, 2009.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Amended Audited consolidated Financial Statements for the Years ended March 31, 2009 and 2008
99.2	Amended Management’s Discussion and Analysis as of September 21, 2009
99.3	Amendec Form 52-109FV2 Certification of Interim Filings- George Orr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: October 20, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director